Mail Stop 3561

August 24, 2007

Messrs. C. Thomas McMillen and Harvey L. Weiss,
 Co-Chief Executive Officers
Secure America Acquisition Corporation
1005 North Glebe Road, Suite 550
Arlington, Virginia 22201

> **Re:** **Secure America Acquisition Corporation (formerly, Fortress America Acquisition Corporation II, Inc.)**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on August 8, 2007**
> **File No. 333-144028**

Dear Messrs. McMillen and Weiss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 20

1.   Please add a risk factor to specifically address the fact that you could redeem the public warrants while a prospectus is current on the redemption date, but the warrant holders may not be able to exercise the warrants during the 30-day period prior to the redemption date (e.g. notice period) as a prospectus may not be current and the warrants may not be exercisable during that period. Due to these circumstances, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

2.   We note the disclosure on page 21 regarding the requirements and restrictions contained in the company's amended and restated certificate of incorporation. Please discuss whether the company views these requirements and restrictions as obligations to its shareholders and whether the board of directors would take any actions to waive or amend such provisions.

3.   We note that the first full risk factor on page 25 indicates that the existing stockholders control a substantial interest in the company. Please disclose whether the existing stockholders, including officers, directors or special advisors, intend to purchase additional units or shares of common stock from the company in the offering or later private placements, the open market or private transactions. If so, discuss how these purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination.

Proposed Business, page 49

Sources of Target Businesses, page 53

4.   We note that you will not pay any of your existing officers, directors, special advisors or stockholders, or affiliates any finder's fees or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder's fees or consulting fees to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

5.   Please discuss whether the independent investment banking firm must be a member of the Financial Industry Regulatory Authority.

6.   Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire. Please revise accordingly the disclosure in the "Fair Market Value of a Target Business" subsection on pages 54-55.

Management, page 65

Special Advisors, page 67

7.   Please revise to clarify what duties, if any, the special advisors will owe to the company and its shareholders. Also revise to clarify how the restrictive terms of your offering – such as those requiring initial shareholder to vote a certain way – will apply to these special advisors.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Kenneth R. Koch, Esq.
        Jeffrey P. Schultz, Esq.
        Fax: (212) 983-3115